FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

November 23, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 23, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces that it has entered into an option to acquire the Huachi Copper-Gold Property, San Juan Province, Argentina.

Item 5.	Full Description of Material Change

The Issuer announces that it has entered into an option to acquire a 100% interest (subject to a 2% NSR) in the Huachi copper - gold property in San Juan Province in northwestern Argentina.  The 432 hectare property, which consists of 72 pertenencias in 30 claim blocks, is located in the Precordillera Range of Argentina, over elevations varying from 2800 to 3250 metres.  The property has good access and exploration can be carried out on a year-round basis.

Geologically, the Huachi property it is comprised of a high-level porphyry complex that displays all the characteristics of a high sulfidation, epithermal gold system.  The property is also prospective for porphyry copper mineralization, the underlying intrusive phases are cross-cut by a well-developed quartz – sulphide stockwork and, locally, copper oxides (in addition to bornite – chalcopyrite – quartz – magnetite – ‘shreddy’ biotite and potassium feldspar) are present.

The hydrothermal system at Huachi measures approximately 3 km in diameter.  The main stockwork zone, which is the principal bulk tonnage gold target identified to date, measures up to 700 metres wide (E-W) and at least 1700 metres long (N-S) and is exposed over a vertical extent of approximately 400 metres.  The system is partly oxidized with the thickness of the oxidized zone varying from 30 to approximately 100 metres or more locally.

During the initial property examination and due diligence Cardero geologists collected 47 rock samples within the “Main Stockwork Zone” at Huachi.  Anomalous gold grades were returned from every area sampled, with an average of all samples returning 0.88 g/t gold.  In addition, a 135 metre long continuous chip sample, collected in a distal portion of the system, averaged 0.38 g/t gold (within which a 10 metre chip sample returned 4.18 g/t gold).

Previous exploration work at the Huachi property appears to have been very limited, and there are no records or evidence of any extensive modern exploration.  Accounts of sporadic mining activity at the Huachi property date back to Pre-Columbian times and small scale artisanal exploitation of the peripheral gold-base metal veins was conducted during the late 1800’s and early to mid 1900’s.  In 1979-80, the San Juan Provincial District of Mines completed a sampling program on the adjacent peripheral veins and old workings, reportedly, a total of 406 samples were taken which returned an average grade of 4.75 g/t gold.

Most recently, in 1999, a Japanese co-operative mission completed studies in the Huachi area and recognized the property’s bulk tonnage gold potential.  In 2000, SEGEMAR (the Argentina Federal Geological Survey) conducted an airborne geophysical survey of the district.  It was not until mid-2003 that the Huachi property became available for acquisition.

The terms of the agreement with the underlying owners (an arm’s length private Argentine company) are as follows:

Payments:
On signing (paid)	US$70,000
10 months	$70,000
24 months	200,000
36 months	600,000
48 months	1,000,000
60 months	3,500,000
Total	US$5,440,000

In addition, the Issuer is required to incur minimum exploration expenditures of not less than US$ 750,000 within the first 30 months, and not less than an additional US$ 1,250,000 within the second 30 months.  The owners retain a 2% NSR, which provides for minimum advance royalties (not deductible from actual production royalties).

The Issuer is presently carrying out an initial work program consisting of upgrading the property access, to be followed by topographic surveys, mapping and geochemical sampling.

EurGeol Mark D. Cruise, Cardero’s Vice President, Exploration, a qualified person (as defined by National Instrument 43-101), supervised the preparation of the information upon which this material change report is based.  The initial property examination and due diligence on Huachi was conducted by Sr. Hector Vittone (Cardero Argentina) and Jim Dawson, P. Geo. (Cardero’s Geological Consultant).

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

November 23, 2005